Exhibit (a)(1)(iv)

Offer To Purchase For Cash

All Outstanding Common Units Representing Limited Partner Interests in

OCI Partners LP

at

$11.00 NET PER COMMON UNIT Pursuant to the Offer to Purchase dated June 4, 2018 by

OCIP Holding II LLC a wholly owned subsidiary of OCI N.V.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JULY 2, 2018, UNLESS THE OFFER IS EXTENDED.

June 4, 2018

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by OCIP Holding II LLC (“Holding II”), a Delaware limited liability company and a wholly owned subsidiary of OCI N.V., a Dutch public limited company (“Parent” and together with Holding II, “OCI”), to act as Information and Solicitation Agent in connection with OCI’s offer to purchase all outstanding common units representing limited partner interests (the “Units”) in OCI Partners LP, a Delaware limited partnership (“OCIP”), not currently held by OCI or its affiliates, at a price of $11.00 per Unit, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 4, 2018 (the “Offer to Purchase”), in the related Letter of Transmittal and in the related Notice of Guaranteed Delivery (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Units registered in your name or in the name of your nominee.

The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to 5:00 p.m., New York City time, on July 2, 2018 (the “Expiration Date,” unless OCI shall have extended the period during which the Offer is open, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by OCI, shall expire) sufficient Units such that, following the closing of the Offer, OCI and its affiliates own at least 78,297,832 Units, representing greater than 90% of the outstanding Units (the “Minimum Tender Condition”). The Offer is also subject to the other conditions described in the section of the Offer to Purchase entitled The Offer—Conditions to the Offer.

The initial offering period of the Offer and withdrawal rights will expire at the Expiration Date (as defined in the Offer to Purchase).

Enclosed herewith are the following documents:

1.	The Offer to Purchase, dated June, 2018;

2.	The Letter of Transmittal for your use in tendering Units and for the information of your clients, including IRS Form W-9 and general instructions thereto;

3.	The Notice of Guaranteed Delivery to be used to accept the Offer if the procedures for tendering Units set forth in the Offer to Purchase cannot be completed prior to the Expiration Date;

4.	A printed form of letter which may be sent to your clients for whose accounts you hold Units registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.	A return envelope addressed to the Depositary (as defined below).

We request that you contact your clients as promptly as possible.

The terms and conditions of this Offer are described in the Offer to Purchase and in the related Letter of Transmittal.

A properly completed and duly executed Letter of Transmittal, together with any other documents required by the Letter of Transmittal or a Book-Entry Confirmation (as defined in the Offer to Purchase) (an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal will be sufficient for these purposes) must be received by the Depositary, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

Any Holder who desires to tender Units and whose certificates for Units are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Units by following the procedures for guaranteed delivery set forth in the Offer to Purchase.

OCI will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer (other than the Depositary and the Information and Solicitation Agent and the Dealer Manager as described in the Offer to Purchase). OCI will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. OCI will pay or cause to be paid any transfer taxes with respect to the transfer and sale of purchased Units to it or its order pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

Requests for additional copies of the enclosed materials and any inquiries you may have with respect to the Offer should be addressed to Georgeson LLC, the Information and Solicitation Agent for the Offer, at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, telephone number (800) 509-0917 (call toll free).

Any inquiries you may have with respect to the Offer may also be addressed to J.P. Morgan Securities LLC as Dealer Manager, toll free at (877) 371-5947.

Very truly yours, Georgeson LLC

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY PERSON THE AGENT OF OCI, THE COMPANY, THE INFORMATION AND SOLICITATION AGENT, THE DEPOSITARY, THE DEALER MANAGER OR ANY OF THEIR AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

The Information and Solicitation Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Banks, Brokers and Shareholders

Call Toll-Free: (888) 566-3252